Exhibit 99.2

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2011. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31 December 2011 (000)

Share capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	12,199,000

£m
Group shareholders’ equity
Called up share capital	3,050
Share premium account	9,330
Other reserves	3,837
Other shareholders’ funds
Retained earnings	39,372

Shareholders’ equity excluding non-controlling interests	55,589
Non-controlling interests	9,607

Total shareholders’ equity	65,196

Group indebtedness (1)
Subordinated liabilities(2	24,870
Debt securities in issue(3)	129,736

Total indebtedness (3)	154,606

Total capitalisation and indebtedness (3)	219,802

Group contingent liabilities
Securities lending arrangements	35,996
Guarantees and letters of credit pledged as collateral security	14,181
Performance guarantees, acceptances and endorsements	8,706

Total contingent liabilities	58,883

Documentary credits and other short-term trade related transactions	1,358

Standby facilities, credit lines and other commitments	240,282

1.	“Group indebtedness” includes interest accrued as at 31 December 2011 in accordance with International Financial Reporting Standards.

2.

Following an invitation announced on 5 December 2011 to purchase certain securities for cash, the final settlement took place on 9 January 2012 whereby two subsidiaries of Barclays Bank PLC purchased in aggregate approximately £7m nominal value of subordinated liabilities tendered after the early tender deadline and at the expiration deadline. On 23 March 2012, Barclays Bank PLC redeemed U.S.$1,500,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2017. As a result of these transactions, subordinated liabilities have decreased to £23,563m as at 31 March 2012.

3.	As at 31 March 2012, debt securities in issue have increased to £146,577m and, in addition to this, debt securities in issue accounted for on a fair value basis have increased to £71,793m.

Barclays PLC	1